PVH CORP.

200 Madison Avenue

New York, New York 10016

September 15, 2020

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549
Attention: Sherry Haywood

RE:	PVH Corp. Registration Statement on Form S-4 File No. 333-248713 Request for Acceleration

Dear Ms. Haywood:

Reference is made to the Registration Statement on Form S-4 (File No. 333-248713) (the “Registration Statement”) filed by PVH Corp. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on September 17, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Andrew J. Nussbaum, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1269 or Gregory E. Ostling, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1364 with any questions you may have concerning this letter, or if you require any additional information. Please notify either Mr. Nussbaum or Mr. Ostling when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

PVH CORP.

By:	/s/ Mark D. Fischer
	Name:	Mark D. Fischer
	Title:	Executive Vice President, General Counsel and Secretary

cc:	Andrew J. Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz

Gregory E. Ostling, Esq., Wachtell, Lipton, Rosen & Katz